Asiarim Corporation
January 18, 2011
Division of Corporate Finance Securities and Exchange Commission Washington, D.C. 20549 United States
Attn:	Mr. Larry Spirgel Assistant Director
Dear Mr. Spirgel,
Re:	Asiarim Corporation (the "Company" or "Asiarim")
Form 10-K for the Fiscal Year Ended September 30, 2009, Filed January 12, 2010
Form 10-Q for the Quarterly Period Ended June 30, 2010, Filed August 19, 2010
File No. 333-147187

We refer to our recent discussion with your staff Ms. Kenya Gumbs and Mr. Ajay Koduri regarding the outstanding accounting and legal issues relating to the SEC queries in respect of the above caption Filings as further discussed below.

Response to the accounting treatment of the intangible asset - Brand
Accounting Treatment of the Brand

We have reviewed the accounting treatment of our brand "Commodore". We have concluded that it is an intangible asset with an indefinite useful life and as such should not be amortized but shall be revalued periodically for any diminution in value.

The Commodore brand has been in existence since the 1960s and then evolved to 1980s with the Commodore 64 computer. This brand is not tied to any particular technology. Therefore the brand name has an infinite life.

The acquisition of the brand during the year was not tied to any particular technology or product. It was for the purchase of the brand.

Our proposed accounting policy note in respect of the brand will be like this (subject to final confirmation from the auditors) :

Long-Lived Assets

The Company's long-lived assets is the trademark. At September 30, 2010, the Company had approximately $[ ] of trademark, accounting for approximately [ ]% of the Company's total assets. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with ASC Topics 350 "Intangibles". Recoverability of assets held and used are measured by a comparison of the carrying amount of the asset to the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Future events could cause the Company to conclude that impairment indicators exist and that long-lived assets may be impaired. Any resulting impairment loss could have a material adverse impact on the Company's financial condition and results of operations.

Unit 1601, 16/F., Jie Yang Building, 271 Lockhart Road, Wanchai, Hong Kong Tel (HK): +852 9100 7972 Fax (USA): 702 9485779

Asiarim Corporation
Responses to the other questions relating to the above captioned filings.
Comment 11 on September 28, 2010 Letter
Please refer to page 31 of the Amendment no. 2 to Form 10Q/A for the quarterly period ended June 30, 2010 for the revised disclosure.
Comment 12 on September 28, 2010 Letter
Please refer to page 31 of the Amendment no. 2 to Form 10Q/A for the quarterly period ended June 30, 2010 for the revised disclosure.
Comment 18 on September 28, 2010 Letter
Please refer to PART II, Item 6. Exhibits for the filing of the agreements.
Comment 20 on September 28, 2010 Letter
Please refer to PART II, Item 6. Exhibits for the filing of the agreements.
Comment Risk Factor Page 21 on the 10K For Fiscal Year End September 30, 2009
Please refer to page 22 of the Amendment no. 2 to Form 10K/A for the year ended September 30, 2009 for the revised disclosure.
The Company also acknowledges that:
*	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
*	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
For and on behalf of Asiarim Corporation /s/ Ben van Wijhe ________________________________ Ben van Wijhe President
c.c.	Ajay Koduri, Staff Attorney Celeste M. Murphy, Legal Branch Chief Kenya Gunbs, Staff Accountant Bob Littlepage, Accountant Branch Chief

Unit 1601, 16/F., Jie Yang Building, 271 Lockhart Road, Wanchai, Hong Kong Tel (HK): +852 9100 7972 Fax (USA): 702 9485779